UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2022
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE YEAR END, DECEMBER 2021

On March 14, 2022, the registrant issued a press release pertaining to its results of operations for the year end December, 2021 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena. including the impact of the COVID-19 pandemic; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: March 14, 2022

	Adecoagro´s Adjusted EBITDA reached $437.1 million in 2021, 27.8% higher year-over-year, while net sales exceeded $1 billion.

4Q21 Earning Release Conference Call

English Conference Call	Luxembourg, March 14, 2022 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a sustainable production company in South America, announced today its results for the year ended December 31, 2021. The financial information contained in this press release is based on audited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 38 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this report.
March 15, 2022
9 a.m. (US EST)
10 a.m. (Buenos Aires and Sao Paulo time)
2 p.m. (Luxembourg time)

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Tel: +1 (844) 435-0324	Gross Sales	320,545	242,212	32.3%	1,097,723	822,475	33.5%
Participants calling from the US	Net Sales (1)	312,762	233,383	34.0%	1,070,153	796,270	34.4%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	10,474	21,462	(51.2)%	123,834	106,968	15.8%
Charlie Boero Hughes	Sugar, Ethanol & Energy	65,026	81,071	(19.8)%	334,854	253,791	31.9%
CFO	Corporate Expenses	(5,975)	(5,020)	n.a.	(21,584)	(18,806)	n.a.
Victoria Cabello	Total Adjusted EBITDA	69,525	97,513	(28.7)%	437,104	341,953	27.8%
IR Manager	Adjusted EBITDA Margin (2)	22.2%	41.8%	(46.8)%	40.8%	42.9%	(4.9)%
	Net Income	58,753	47,308	24.2%	130,717	1,070	n.m
Email	Adjusted Net Income (4)	56,916	30,270	88.0%	156,771	131,753	19.0%
ir@adecoagro.com	Farming Planted Area (Hectares)	262,110	237,806	10.2%	262,110	237,806	10.2%
	Sugarcane Plantation Area (Hectares)	185,806	176,651	5.2%	185,806	176,651	5.2%
	Adjusted Net Income per Share	0.51	0.26	98.5%	1.41	1.12	25.6%
	LTM Adjusted Free Cash Flow	94,050	51,870	81.3%	94,050	51,870	81.3%

Website:	• Gross sales reached $1.1 billion in 2021 and $320.5 million in 4Q21, marking a year-over-year increase of 33.5% and 32.3%, respectively.
www.adecoagro.com

	• Adjusted Net Income registered a gain of $156.8 million in 2021 and $56.9 million in 4Q21, reporting a year-over-year increase of $25.0 million and $26.6 million, respectively.

	• Adjusted Free Cash Flow from Operations(5) amounted to $152.1 million in 2021, resulting in a minimum distribution of $60.8 million to be paid in 2022 via dividend and share repurchase.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 38 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.

(4) Please see “Reconciliation of Non-IFRS measures” starting on page 38 for a reconciliation of Adjusted Net Income. We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares held as investment property.

(5) Please see "Reconciliation of Non-IFRS measures" starting on page 38 for a reconciliation of Adjusted Free Cash Flow to Cash and Equivalents at end of period. Adjusted Free Cash Flow is defined as Net cash generated from operating activities plus net cash used in investing activities, plus interest paid. Net Cash Flow from Operations is defined as Free Cash Flow excluding Expansion Capex.

Financial & Operational Performance Highlights

Sugar, Ethanol & Energy business

◦Adjusted EBITDA in our Sugar, Ethanol & Energy business reached $334.9 million in 2021, 31.9%, or $81.1 million higher compared to 2020. In spite of the challenging weather scenario which led to a reduction in yields of 13.3% and an early end of harvesting activities, the reduction in total crushing volume was only 1.5% year-over-year. We successfully crushed 10.9 million tons of sugarcane thanks to our ongoing strategy of expanding our sugarcane plantation, which enabled us to add 15.5% of more area. Price scenario for sugar, ethanol and energy continued to improve throughout the year as the market factored in the impact of the dry weather in Center-South Brazil, the frost and fire events. We were able to capture the high prices favored by our low hedging commitments at the beginning of the season, which granted us the flexibility to continuously maximize the product with the highest marginal contribution. In this line, 62% of total TRS produced was diverted to ethanol, especially anhydrous ethanol which traded on average at a 9.2% premium to sugar.

◦During 2021 adjusted EBITDA was positively impacted by (i) a $149.2 million year-over-year increase in net sales mainly driven by an increase in the price of all three products, coupled with (ii) a $38.3 million year-over-year gain in the mark-to-market of our harvested cane led by a 54.0% increase in Consecana prices. It is worth highlighting that due to the fact that 95% of crushed volume is own cane, every time Consecana´s price increases our agricultural margin improves. These positive effects were partially offset by an increase in cost mostly explained by (i) the above mentioned increase in harvested area and (ii) an increase in the price of fertilizers, fuel and lubricants among other inputs, coupled with a lower depreciation of the Brazilian Real. Higher fertilizer costs, in turn, were partially offset by the use of concentrated vinasse. Total cash cost in 2021 stood at 10.5 ct/lb, 33.4% higher compared to 2020. EBITDA price reached 16.4 ct/lb, resulting in a 5.9 ct/lb margin. During the year we generated $3.7 million from the sale of over 500 thousand carbon credits under the Renovabio program.

◦Going forward we expect to resume crushing activities in March 2022, and use this short interharvest period to perform maintenance programs. We foresee below average agricultural productivity indicators during the first semester of the year. However, a recovery in productivity towards the second semester along with strong prices should continue to drive solid results. We are in a good position to continue to capture the increase in prices as 76% of our expected sugar production and 100% of ethanol production related to the 22/23 campaign remain unhedged. In addition, carry-over stocks into 2022 amounted to $79.9 million, marking a 2.3x year-over-year increase, led by our view of higher expected prices.

Farming & Land Transformation businesses

◦Adjusted EBITDA in the Farming and Land Transformation businesses was $123.8 million for the full-year, marking a 15.8% or $16.9 million year-over-year increase. All segments outperformed 2020's EBITDA generation except for Land Transformation since we did not conduct any farm sale during the year. Key drivers that contributed to this growth include (i) constructive price scenario; (ii) increase in harvested area; (iii) higher yields especially in the Rice segment which marked a record-high of 7.8 Tn/Ha; and (iv) an increase in milk production in our Dairy business as we continue to increase our cow herd and maintain high productivity levels in our four free-stalls.

Net Income & Adjusted Net Income

◦Net Income during 4Q21 was positive at $58.8 million, marking a 24.2% or $11.4 million year-over-year increase compared to 4Q20. The 28.7% reduction in Adjusted EBITDA generation was fully offset by a higher income tax benefit coupled with lower D&A. On an annual basis, net income resulted in a gain of $130.7 million, compared to the $1.1 million reported in the previous year. The large increase is mainly explained by the $95.2 million year-over-year increase in Adjusted EBITDA generation and a decrease of $99.9 million in Financial results, driven by the reduction in the nominal depreciation of both the Brazilian Real and Argentina Peso.

◦Adjusted Net Income reached $56.9 million during 4Q21 and $156.8 million during 2021, $26.6 million and $25.0 million higher year-over-year, respectively. Adjusted Net Income excludes: (i) any non-cash result derived from bilateral exchange variations, (ii) any revaluation result from the hectares held as investment property, (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance.

Adjusted Net Income
$ thousands	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Net Income	58,753	47,308	24.2%	130,717	1,070	n.m
Foreign exchange losses, net	(9,328)	(14,919)	(37.5)%	(18,939)	109,266	(117.3)%
Cash flow hedge - transfer from equity	8,943	(266)	n.a	52,650	24,363	116.1%
Inflation Accounting Effects	(3,322)	(4,524)	(26.6)%	(11,541)	(12,064)	(4.3)%
Revaluation Result - Investment Property	1,870	481	288.8%	3,884	(1,080)	n.a
Revaluation surplus of farmland sold	—	2,190	(100.0%)	—	10,198	(100.0%)
Adjusted Net Income	56,916	30,270	88.0%	156,771	131,753	19.0%

Remarks
Distribution update
◦The company announces the distribution of dividends in the amount of $35 million to be paid in two installments of $17.5 million each, on or about May and November 2022. Such dividend distribution is subject to the approval of the annual shareholder meeting to be held on April 20th.
◦The dividend is part of the company's distribution policy announced in November 2021 which consists of a minimum distribution of 40% of the Adjusted Free Cash Flow from Operations (NCFO) generated during the previous year. In 2021 we generated $152.1 million of NCFO.
◦In addition, during 2021 we repurchased 6.2 million shares under our existing share buyback program, totaling $55.5 million net of the issuance of restricted share, representing 51% of 2020's NCFO.

Adjusted Free Cash Flow Summary
$ thousands	2021	2020	Chg %
Net cash generated from operating activities (1)	379,328	272,080	39.4%
Net cash used in investing activities (1)	(170,527)	(121,487)	40.4%
Interest paid (1)	(52,478)	(58,387)	(10.1)%
Expansion Capex reversal	58,030	56,719	2.3%
Lease Payments	(62,273)	(40,336)	54.4%
Adjusted Free Cash Flow from Operations	152,080	108,589	40.1%
Expansion Capex	(58,030)	(56,719)	2.3%
Adjusted Free Cash Flow	94,050	51,870	81.3%
(1) Net of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries. Please refer to "Reconciliation of Non-IFRS measures" starting on page 38 for a definition of Adjusted Free Cash Flow and a reconciliation of Adjusted Free Cash Flow to Cash and Equivalents at end of period.
◦2021 marked the 10-year anniversary of Adecoagro’s IPO in the New York Stock Exchange. In the last 10 years, Adjusted EBITDA grew over four times and cash generation became structurally positive. Since the IPO, we expanded our businesses and conducted investments that allowed us to vertically integrate our operations, improve efficiencies and enhance our competitive advantages. We also became a source of carbon credits and a leader in the sustainable production of food and renewable energy. Adecoagro is now a more mature company with a healthy capital structure, and the capacity to commit to a systematic distribution policy.

Adecoagro to acquire high quality rice operations in Uruguay
◦Adecoagro signed an agreement to acquire the rice production operations in Uruguay and Argentina owned by certain subsidiaries of Viterra Limited. The operations are conducted through four rice processing and storage plants in Uruguay and one in Argentina. The assets acquired will include all biological assets and inventories of processed and rough rice. The acquisition is subject to the satisfaction of customary closing conditions, including the receipt of certain government approvals in Uruguay, which are still pending as of the date of this release.
◦The price, subject to certain adjustments, amounts to approximately $18 million payable in three annual installments, and contemplates the assumption of financial debt for an amount of approximately $20 million, to be finally determined at closing. Under current price scenario we believe the transaction will generate a very attractive IRR, and expect contribution to our Adjusted EBITDA of $10 million per year.
◦Uruguayan rice is internationally recognized as being of the highest quality standards. The expansion of Adecoagro’s rice business into Uruguay will provide geographic diversification and hence contribute to mitigate weather risk, bring logistics synergies, increase our current capacity by 230 thousand tons (150 thousand in Uruguay and 80 thousand in Argentina) totalizing 580 thousand tons; and expand our product portfolio by incorporating high quality Uruguayan branded rice, and therefore access to new markets.

ESG update
ESG Committee
◦As part of our efforts to bring Environmental, Social and Governance ("ESG") to the forefront of our agenda and continue integrating these aspects into the company's overall strategy, we created an ESG Committee that is already up and running. The committee's main duties include (i) discussing and reviewing the company's operations in order to identify potential opportunities to improve our ESG performance; (ii) defining ESG strategies; and (iii) analyzing alternatives to enhance our ESG communication to stakeholders and expand our investor base. The ESG Committee members are Mr. Daniel González, Mr. Guillaume van der Linden, Mr. Alan Leland Boyce and Mr. Andrés Velasco Brañes.
Please visit our Sustainability microwebsite (https://sustainability.adecoagro.com/en) to access our latest Sustainability report audited by a third party and created in compliance with GRI and SASB standards in addition to showing our contribution to the United Nation’s Sustainable Development Goals.

Pioneers in the issuance of gas-recs
◦Our S&E operation in Ivinhema (Mato Grosso do Sul) is home to Adecoagro’s biogas unit. In our biogas unit we use a subproduct of ethanol production process, called vinasse, in a concentrated form as input in a biodigestor where microorganisms act on organic matter and produce biogas. Biogas, in turn, once cleaned and compressed is converted into biomethane which can be used as biofuel in adapted vehicles. At the same time, and independently from its use in biogas production, we also use concentrated vinasse as potassium biofertilizer in our sugarcane plantation. In fact, in 2022 we will be maximizing our capacity to concentrate vinasse and replace 100% of potassium mineral fertilizer, thus reducing our exposure to increasing fertilizer costs.
◦As was the case in 2020 when we became the first company to commercialize carbon credits (CBio) under the RenovaBio program, Adecoagro has now become the first company in Brazil to be authorized by Totum Institute to issue Renewable Natural Gas Certificates. Gas-recs, as they are referred to in the market, attest to the production of renewable natural gas. In this line, industries in Brazil can voluntarily purchase these credits to decarbonize the gas consumed in their operations. In 2021 we received the approval to issue 25 thousand gas-recs, and in 2022 we will be generating 1 gas-rec for every 30m3 of methane produced, used both in our industrial process to generate steam, or in its conversion to biomethane. We are in advanced conversations with companies interested in acquiring our gas-recs. We are optimistic about this project which enhances the sustainability of our operations, has the potential to create an additional revenue stream and will enable us to replace our diesel consumption.

Operational Performance
2020/21 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2020/21 Harvested Area			Yields (Tons per hectare)
	2020/21	2019/20	Chg %	Hectares	% Harvested	Production	2020/21	2019/20	Chg %
Soybean	36,975	47,011	(21.3)%	36,975	100.0%	103,507	2.8	2.7	2.6%
Soybean 2nd Crop	31,340	26,674	17.5%	31,340	100.0%	69,462	2.2	2.0	11.6%
Corn (1)	46,904	53,803	(12.8)%	46,904	100.0%	276,632	5.9	5.9	—%
Corn 2nd Crop	9,663	7,309	32.2%	9,663	99.9%	50,532	5.2	6.0	(13.1)%
Wheat (2)	44,392	32,799	35.3%	44,392	100.0%	122,749	2.8	3.2	(13.0)%
Sunflower	16,164	6,818	137.1%	16,164	100.0%	28,436	1.8	1.9	(5.2)%
Cotton	3,519	4,461	(21.1)%	3,519	100.0%	1,772	0.5	0.3	50.7%
Peanut	26,123	16,814	55.4%	26,123	100.0%	77,891	3.0	3.3	(9.9)%
Other (3)	2,747	573	379.4%	2,747	100.0%	2,353	0.9	—	n.a.
Total Crops	217,828	196,262	11.0%	217,828	100.0%	733,334
Rice	44,282	41,544	6.6%	44,282	100.0%	346,685	7.8	6.7	16.8%
Total Farming	262,110	237,806	10.2%	262,110	100.0%	1,080,019
Owned Croppable Area	111,009	105,883	4.8%
Leased Area	109,178	97,367	12.1%
Second Crop Area	41,924	34,556	21.3%
Total Farming Area	262,110	237,806	10.2%
	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)
Dairy	4Q21	4Q20	Chg %	4Q21	4Q20	Chg %	4Q21	4Q20	Chg %
Milk Production	13,597	11,497	18.3%	46.7	40.3	15.9%	37.3	38.1	(2.0)%
(1) Includes sorghum.
(2) Includes barley.
(3) Includes beans, chia, sesame.
We successfully completed our 2020/21 crop season with a total harvested area of 262,110 hectares and a production of over one million tons of aggregate grains.

2021/2022 Planting Plan
Planting & Production	Planting Plan (hectares)			2021/22 Planting Progress
	2021/2022	2020/2021	Chg %	Hectares	% Planted
Soybean	44,364	36,975	20.0%	44,008	99.2%
Soybean 2nd Crop	27,954	31,340	(10.8)%	27,238	97.4%
Corn (1)	48,952	46,904	4.4%	45,082	92.1%
Corn 2nd Crop	9,287	9,663	(3.9)%	7,521	81.0%
Wheat (2)	46,509	44,392	4.8%	46,509	100.0%
Sunflower	23,173	16,164	43.4%	23,173	100.0%
Cotton	7,427	3,519	111.1%	7,427	100.0%
Peanut	23,664	26,123	(9.4)%	23,664	100.0%
Other (3)	2,920	2,747	6.3%	663,000	22.7%
Total Crops	234,249	217,828	7.5%	225,283	96.2%
Rice	49,040	44,282	10.7%	49,040	100.0%
Total Farming	283,289	262,110	8.1%	274,323	96.8%
Owned Croppable Area	111,460	111,009	0.4%
Leased Area	131,862	109,178	20.8%
Second Crop Area	39,967	41,924	(4.7)%
Total Farming Area	283,289	262,110	8.1%
(1) Includes sorghum.
(2) Includes barley.
(3) Includes beans, chia, sesame.

During the second half of 2021, we began our planting activities for the 2021/22 harvest year, which continued throughout early 2022. Our planting plan consists of 283,289 hectares, which represents an 8.1% increase in area compared to the previous season. As of the date of this report, 96.8% of the area has already been seeded, and we expect to finish our planting activities in the upcoming days.
Owned croppable area remained in line with the previous campaign at 111,460 hectares while leased area, which varies in size on the basis of expected return on invested capital, increased by 20.8% or 22,684 hectares, reaching 131,862 hectares.

Planting Plan Update

Towards the end of 2021 South America entered into a second consecutive year of drier weather, commonly known as a La Niña year. In Argentina and Uruguay, where our Farming operations are based, rain distribution varied according to the region. Our geographic and product diversification act as a natural hedge against weather risk and explain why the impact in our operations is lower than at a national level. In most of our regions abundant rainfall was registered, favoring planting activities and crop development. However, other regions experienced dry weather throughout December until mid-January which, coupled with high temperatures, caused a minor delay in the completion of planting activities across a few hectares. Since then, precipitations increased, improving the hydric profile of our planted grains. As most crops are currently undergoing yield definition, rainfall will be necessary in the upcoming weeks.

Soybean: 44,008 hectares have been successfully planted, representing 99.2% of our 2021/22 planting plan. Weather conditions and rainfall have been adequate in most of our areas, allowing the crop to develop according to plan. In some specific areas planting activities were delayed until beginning of February as rainfall was needed to improve soil humidity. Increased rainfall in the upcoming weeks will be necessary as yields are currently being defined.

Soybean 2nd crop: 27,238 hectares representing 97.4% of our planting plan have been successfully planted and are developing well. Rains during March will be necessary to achieve forecasted yields.

Corn: 45,082 hectares of corn have been successfully planted, representing 92.1% of the planting plan. In an effort to diversify our crop risk and minimize our water requirements, we planted early corn seeds in August and September and late seed varieties during the end of November and December of 2021. Planted area for early corn amounts to approximately 20,000 hectares, out of which 6,000 hectares are in regions that have been exposed to dry weather. Although we forecast below average yields in those hectares, the remaining 14,000 are located in regions that received good rainfall and hence, are expected to perform above historical average. Thus, we foresee average yields for early corn to be in line with historical performance. Harvesting activities have already started in the Northern region of Argentina. As for late corn, rains will be necessary in the upcoming weeks, as yields are being defined.

Peanut: We have completed planting activities for all 23,664 hectares planned. Peanut production is fully concentrated in regions which received good rainfall throughout all summer and thus, the crop is developing in adequate conditions. Peanuts are entering into the critical period of yield definition, reason why rainfall will be needed in the upcoming weeks.

Wheat: Planting activities for wheat are carried out during the South American winter and harvesting activities are completed during the summertime. In this line, all 46,509 hectares of wheat have been successfully planted and harvested achieving yields above historical average due to the good rainfalls received during its development.

Rice: All 49,040 hectares of the 2021/22 planting plan have been seeded. Due to the high temperatures and low precipitation registered during February in the Northeast of Argentina, there were fire events in the province of Corrientes. Although our farms were not affected by the fire, the low rainfall will translate into yields below last year's record high.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Gross Sales
Farming	156,153	82,373	89.6%	535,713	411,016	30.3%
Total Sales	156,153	82,373	89.6%	535,713	411,016	30.3%
Adjusted EBITDA (1)
Farming	9,453	19,613	(51.8)%	117,221	88,836	32.0%
Land Transformation	1,021	1,849	(44.8)%	6,613	18,132	(63.5)%
Total Adjusted EBITDA (1)	10,474	21,462	(51.2)%	123,834	106,968	15.8%
Adjusted EBIT (1)
Farming	3,672	14,914	(75.4)%	95,321	69,940	36.3%
Land Transformation	1,021	(341)	(399.4)%	6,613	7,934	(16.6)%
Total Adjusted EBIT (1)	4,693	14,573	(67.8)%	101,934	77,874	30.9%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 38 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation businesses amounted to $10.5 million in 4Q21, decreasing by 51.2% or $11.0 million compared to the same period last year. Despite the 89.6% year-over-year increase in gross sales mostly driven by higher volume, Adjusted EBITDA reduction was driven by the lower performance in the Crops and Rice segments explained by higher cost and expenses, mostly related to higher inflation in U.S. dollar terms. This was coupled with a lower performance in the Land Transformation segment as no farm sales were made.

However, Adjusted EBITDA for the full-year stood at $123.8 million, marking a 15.8% or $16.9 million year-over-year increase. All business lines outperformed 2020's EBITDA generation except for the Land Transformation segment since we did not conduct any farm sale during the year. Key drivers that contributed to this growth include (i) constructive price scenario; (ii) increase in harvested area; (iii) higher yields, especially in the Rice segment which marked a record-high of 7.8 Tn/Ha; and (iv) an increase in milk production in our Dairy business as we continue to increase our cow herd and maintain high productivity levels. Moreover, $48.1 million year-over-year gains were registered related to an increase in the value of our biological assets favored by the factors mentioned above.

For a more detailed explanation please refer to the performance description of each business line starting next page.

Crops Segment

Crops - Highlights
	metric	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Gross Sales	$ thousands	65,921	29,892	120.5%	228,894	170,114	34.6%
	tons	168,663	67,345	150.4%	649,926	644,242	0.9%
	$ per ton	390.8	443.9	(11.9)%	352.2	264.1	33.4%
Adjusted EBITDA	$ thousands	4,180	9,689	(56.9)%	52,052	34,955	48.9%
Adjusted EBIT	$ thousands	2,274	8,384	(72.9)%	45,551	29,558	54.1%
Planted Area	hectares	217,828	196,262	11.0%	217,828	196,262	11.0%
In 4Q21, gross sales in our Crops segment amounted to $65.9 million, 120.5% or $36.0 million higher compared to the same period of last year. This was fully explained by a year-over-year increase in selling volumes of 150.4%, mainly driven by soybean, corn and wheat, which was partially offset by an 11.9% decrease in average selling prices.
Adjusted EBITDA for 4Q21 was $4.2 million, down 56.9% or $5.5 million year-over-year. The decrease was mainly explained by inflation in U.S. dollar terms which drove costs and expenses, coupled with a $4.0 million year-over-year loss in the mark-to-market of our inventories, along with an increase of $3.8 million in selling expenses driven by higher volume and higher logistics costs. These negative effects were partially offset by the year-over-year increase in gross sales.
During 2021 gross sales reached $228.9 million in 2021, marking a 34.6% year-over-year increase driven by higher average selling prices due to higher commodity prices throughout the year. Selling volumes remained relatively flat as well as end of period marketable inventories which stood at 118 thousand tons valued at $34 million.
For the full-year, adjusted EBITDA amounted to $52.1 million, marking a 48.9% or $17.1 million increase compared to 2020. This was mainly driven by (i) a $58.8 million year-over-year increase in gross sales; (ii) year-over-year gains of $24.7 million in the mark-to-market of our biological assets due to higher commodity prices; coupled with (iii) a $9.3 million year-over-year gain in our commodity hedge position mainly explained by a loss in corn hedges in 2020. This was partially offset by inflation in U.S. dollar terms which generated a loss in the mark-to-market of our inventories as well as an increase in costs.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	4Q21	4Q20	Chg %	4Q21	4Q20	Chg %	4Q21	4Q20	Chg %
Soybean	11,619	1,833	533.9%	32,599	6,463	404.4%	356	284	25.7%
Corn (1)	9,883	1,752	464.1%	46,973	10,381	352.5%	210	169	24.7%
Wheat (2)	14,232	6,260	127.3%	61,331	32,929	86.3%	232	190	22.1%
Sunflower	3,782	1,805	109.5%	4,988	2,302	116.7%	758	784	(3.3)%
Cotton Lint	2,469	1,104	123.6%	2,004	838	139.1%	1,232	1,318	(6.5)%
Peanut	20,721	15,985	29.6%	17,225	14,327	20.2%	1,203	1,116	7.8%
Others	3,215	1,153	178.8%	3,542	105	n.m.
Total	65,921	29,892	120.5%	168,663	67,345	150.4%

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	12M21	12M20	Chg %	12M21	12M20	Chg %	12M21	12M20	Chg %
Soybean	56,997	44,732	27.4%	167,927	189,273	(11.3)%	339	236	43.6%
Corn (1)	57,504	45,088	27.5%	277,828	313,195	(11.3)%	207	144	43.8%
Wheat (2)	27,267	15,109	80.5%	123,224	81,683	50.9%	221	185	19.6%
Sunflower	16,618	10,925	52.1%	23,111	13,856	66.8%	719	788	(8.8%)
Cotton Lint	2,469	1,996	23.7	2,004	1,644	21.9%	1,232	1,214	1.5%
Peanut	60,422	46,983	28.6%	49,509	43,062	15.0%	1,220	1,091	11.9%
Others	7,617	5,281	44.2%	6,322	1,530	313.1%
Total	228,894	170,114	34.6%	649,926	644,242	0.9%
(1) Includes sorghum
(2) Includes barley

The table on the next page shows the gains or losses from crop production generated in 2021. Our crop operations related to the 2020/21 season, which were harvested between January and June 2021, generated Changes in Fair Value of $53.6 million. As of December 31, 2021, 51,697 hectares pertaining to the 2021/22 harvest (mainly corn, peanut and sunflower) had attained significant biological growth, generating initial recognition and Changes in Fair Value of biological assets of $2.3 million. In addition, 44,300 hectares of 2021/22 winter crops (mostly wheat and barley) had been harvested, generating Changes in Fair Value and Agricultural Produce during 2021 of $9.7 million. As a result, total Changes in Fair Value of Biological Assets and Agricultural Produce during 2021, reached $65.7 million, compared to $41.0 million generated in 2020. The increase is mainly explained by higher prices expected for 2021/2022 harvest, as a result of dry weather in South America and overall supply and demand dynamics.

Crops - Changes in Fair Value Breakdown - as of December 31, 2021
12M21	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2020/21 Harvest Year
Total Harvested Area	Hectares	42,242	31,344	45,308	9,663	43,496	16,164	3,519	26,123	217,858
Area harvested in previous periods	Hectares	—	—	—	—	42,996	—	—	—	42,996
Area harvested in current period	Hectares	42,242	31,344	45,308	9,663	500	16,164	3,519	26,123	174,862
Changes in Fair Value 12M21 from harvested area 2020/21	$ thousands	13,537	10,047	16,434	3,505	(543)	3,345	1,380	5,917	53,621
2021/22 Harvest Year
Total Planted Area	Hectares	40,603	24,337	37,816	3,512	45,578	23,272	7,426	22,214	204,758
Area planted in initial growth stages	Hectares	37,226	24,337	19,569	3,512	—	4,780	6,405	12,932	108,760
Area planted with significant biological growth	Hectares	3,237	—	18,247	—	1,418	18,492	1,022	9,282	51,697
Area harvested in current period	Hectares	141	—	—	—	44,160	—	—	—	44,300
Changes in Fair Value 12M21 from planted area 2021/22	$ thousands	(162)	—	2,917	—	198	429	234	(1,273)	2,344
Changes in Fair Value 12M21 from harvested area 2021/22	$ thousands	164	—	—	—	9,575	—	—	—	9,739
Total Changes in Fair Value in 12M21	$ thousands	13,539	10,047	19,351	3,505	9,231	3,774	1,614	4,644	65,704

Rice Segment

Rice - Highlights
	metric	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Gross Sales	$ thousands	40,025	18,417	117.3%	130,526	102,886	26.9%
Sales of white rice	thousand tons	59.8	25.4	135.2%	205.1	180.0	13.9%
	$ per ton	518.3	567.6	(8.7)%	529.7	471.4	12.4%
	$ thousands	30,998	14,434	114.8%	108,613	84,853	28.0%
Sales of By-products	$ thousands	9,027	3,983	126.6%	21,913	18,033	21.5%
Adjusted EBITDA	$ thousands	14	4,573	(99.7)%	40,746	34,108	19.5%
Adjusted EBIT	$ thousands	(2,270)	3,117	(172.8)%	32,666	27,456	19.0%
Area under production	hectares	44,282	41,544	6.6%	44,282	41,544	6.6%

Rice Mills
Total Processed Rough Rice (1)	thousand tons	38	30	28.0%	200	185	7.9%
Ending stock - White Rice	thousand tons	17	24	(29.6)%	17	24	(29.6)%
(1) Expressed in white rice equivalent.

Adjusted EBITDA corresponding to the Rice segment in 2021 is primarily explained by the harvest of the 2020/21 crop season which took place during 1Q21 and 2Q21, and the biological growth of the 2021/22 season at year-end. Rice crop is planted during the end of the third quarter, grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the following year. Harvested rough rice is processed throughout the year and transformed into different rice varieties, which are sold in the local and export markets year round. The majority of the segment’s margin is generated in the first quarter as the crop is harvested, while only a small portion of the margin is generated as the rice is processed and sold during the fourth quarter.

Adjusted EBITDA for 4Q21 amounted to $14.0 thousand compared to $4.6 million reported in 4Q20. The decrease is largely explained by inflation in U.S. dollar terms which further accentuated the increase in costs, in particular logistics costs. This fully offset the 2.2x increase in gross sales.

On a full year basis, Adjusted EBITDA presented a year-over-year increase of 19.5% or $6.6 million, standing at $40.7 million. Higher results were driven by (i) a year-over-year increase in gross sales of 26.9% or $27.6 million; coupled with (ii) a $17.7 million year-over-year gain in the value of our biological asset and agricultural produce led by an increase in yields, area and prices. This was partially offset by a year-over-year increase in costs, in particular logistics costs, accentuated by inflation in U.S. dollar terms.
Results achieved were possible due to our focus on (i) productivity as the key variable to minimize costs per ton; (ii) rice quality to improve industrial efficiencies; and (iii) efficiency throughout the value chain by focusing on synergies at every level. Total processed rice during the year increased by 7.9% driven by enhanced efficiencies at the industry level, an increase of 2.7 thousand hectares in harvested area and a record high productivity level which stood, on average, at 7.8 Tn/Ha. Higher yields are the result of investments we made during the past years to increase productivity and reduce costs such as (i) the implementation of zero level technology in our farms which considerably reduces water consumption at the farm, increases yields by providing better germination, uniform irrigation and lower losses during harvest; (ii) the increasing use of our own machinery for planting and harvesting activities which allows us to seek the optimal harvest timing; and (iii) the installment of an on-site dryer which allows our grain storage and handling to be more efficient and reduces transportation costs, among others.

We continuously work on increasing industrial yield factors and enhancing efficiencies. Investments such as the construction of a parboil plant, allowed us to increase our processing volume and produce a higher value added product demanded both in the domestic and export market.

Higher year-over-year sales, in turn, were driven by 13.9% higher selling volumes (24.6% higher production and 29.6% lower inventory levels), along with an increase of 12.4% in average selling prices. To diversify our product portfolio we continuously work on improving our product genetics and producing enhanced seeds at our own seed unit, taking into consideration customers' needs, our own mills efficiencies, and adaptability to the farm. This enables us to capture premiums in prices which boost our average selling prices. We have been able to enter into new markets and increase our mix of higher value added products by focusing on customer centricity, namely, increasing our product offering of variety rice and tailor-made products traceable from the farm to the fork.

Dairy Segment

Dairy - Highlights
	metric	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Gross Sales	$ thousands (1)	48,168	32,773	47.0%	172,803	135,471	27.6%
	million liters (2)(3)	100.5	92.1	9.1%	380.6	342.1	11.2%
Adjusted EBITDA	$ thousands	3,577	3,578	—%	22,901	18,153	26.2%
Adjusted EBIT	$ thousands	2,066	1,673	23.5%	15,757	11,444	37.7%
Milking Cows	average heads	13,597	11,497	18.3%	12,942	10,876	19.0%
Cow Productivity	liter/cow/day	37.3	38.1	(2.0)%	36.7	36.5	0.5%
Total Milk Produced	million liters	46.7	40.3	15.9%	173.1	145.2	19.3%
(1) Includes sales of processed dairy products, electricity and culled cows.
(2) Includes sales of fluid milk, powder milk, cheese, yogurt, cream, among others, in milk equivalent
(3) The difference between volume processed and volume sold is explained by the sales of raw milk to third parties.

During 4Q21 milk production at the farm level amounted to 46.7 million liters, 6.4 million liters or 15.9% higher compared to the same period of last year. This increase was fully attributable to the 18.3% increase in our dairy cow herd, which reached an average of 13,597 milking cows during the quarter. Cow productivity stood at 37.3 liters per cow per day resulting in a daily production of 0.5 million liters of milk. Although cow productivity presented a minor reduction compared to 4Q20, it is important to highlight that this indicator remains at high levels even as we continue to grow our herd. On a full year basis we produced 173.1 million liters across our four free-stalls, 19.3% higher than the previous year. This was driven by a 19.0% increase in our average cow herd which amounted to 12,942, coupled with a slight increase in productivity levels which stood at 36.7 liters per cow per day.

At the industry, we processed 98.2 million liters of raw milk during the quarter, 17.8 million liters or 22.2% higher than in 4Q20. On an annual basis, we processed 352.5 million liters, presenting a year-over-year increase of 54.9 million liters or 18.4%. Out of the total processed volume, approximately 36% was sourced from our dairy operations, while the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. We continue working on product developments to cater both to the domestic and export market.

Gross sales amounted to $48.2 million during 4Q21 and $172.8 million during 2021, marking an increase of 47.0% and 27.6% compared to the same period of last year, respectively. Higher results were explained by (i) an increase in volumes and in average prices, mostly export prices, as we increased the mix of higher value added products; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets. Results were partially offset by an increase in production costs accentuated by higher inflation in U.S. dollar terms, including costs related to health and reproduction, cost of feed (corn silage and soy pellets) also driven by higher commodity prices and higher wages and logistic costs, among others. Adjusted EBITDA amounted to $3.6 million during 4Q21, remaining flattish year-over-year, whereas it presented an year-over-year increase of 26.2% during 2021 reaching $22.9 million.

During 2021 adjusted EBIT amounted to $15.8 million. However, once interest expenses and the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to negative $13.9 million.

All Other Segments

All Other Segments - Highlights
	metric	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Gross Sales	$ thousands	2,039	1,291	57.9%	3,490	2,545	37.1%
Adjusted EBITDA	$ thousands	1,682	1,773	(5.1)%	1,522	1,620	(6.0)%
Adjusted EBIT	$ thousands	1,602	1,740	(7.9)%	1,347	1,482	(9.1)%
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
Adjusted EBITDA for All Other Segment was $1.5 million in 2021, down 6.0% year-over-year.

Land transformation business

Land transformation - Highlights
	metric	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Adjusted EBITDA	$ thousands	1,021	1,849	(44.8)%	6,613	18,132	(63.5)%
Adjusted EBIT	$ thousands	1,021	(341)	(399.4)%	6,613	7,934	(16.6)%
Land sold	Hectares	—	4,633	n.a	—	5,444	n.a
Even though no farm sales were conducted during 2021, Adjusted EBITDA in our Land Transformation business registered positive results both during 4Q21 and on a full year basis. The $1.0 million and $6.6 million results, respectively, reflect the mark-to-market of an account receivable corresponding to the latest sale of farms in Brazil, which tracks the evolution of soybean prices. From an accounting perspective, this figure is captured in the Other Operating Income line of the Land Transformation segment.
Compared to the same period of last year, Adjusted EBITDA presented a reduction of 44.8% during 4Q21 and 63.5% during 2021. This was explained by the fact that during 4Q20 we completed the sale of Huelen, a 4,633 hectares farm located in the Province of La Pampa, Argentina; and during 2020 we also registered the sale of an 811 hectare plot of Abolengo farm, located in Argentina's Humid Pampas.

SE&E - Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Milling
Sugarcane Milled	tons	1,252,357	2,526,855	(50.4)%	10,940,307	11,103,200	(1.5)%
Own Cane	tons	1,247,086	2,322,533	(46.3)%	10,479,720	10,464,893	0.1%
Third Party Cane	tons	5,271	204,322	(97.4)%	460,587	638,307	(27.8)%
Production
TRS Equivalent Produced	tons	163,718	369,980	(55.7)%	1,485,321	1,531,419	(3.0)%
Sugar	tons	11,441	175,565	(93.5)%	546,819	646,981	(15.5)%
Ethanol	M3	88,071	109,363	(19.5)%	534,603	502,170	6.5%
Hydrous Ethanol	M3	31,397	66,155	(52.5)%	292,708	318,257	(8.0)%
Anhydrous Ethanol	M3	56,674	43,209	31.2%	241,896	183,913	31.5%
Sugar mix in production	%	7%	50%	(85.3)%	38%	44%	(12.9)%
Ethanol mix in production	%	93%	50%	83.9%	62%	56%	10.2%
Energy Exported (sold to grid)	MWh	159,401	210,133	(24.1)%	730,739	717,915	1.8%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	127.3	83.2	53.1%	66.8	64.7	3.3%
Agricultural Metrics
Harvested own sugarcane	tons	1,247,086	2,322,533	(46.3)%	10,479,720	10,464,893	0.1%
Harvested area	Hectares	19,044	28,245	(32.6)%	152,830	132,374	15.5%
Yield	tons/hectare	65	82	(20.4)%	69	79	(13.3)%
TRS content	kg/ton	120	137	(12.2)%	128	132	(2.8)%
TRS per hectare	kg/hectare	7,877	11,264	(30.1)%	8,766	10,396	(15.7)%
Mechanized harvest	%	100.0%	99.5%	0.5%	99.4%	99.4%	0.1%
Area
Sugarcane Plantation	hectares	185,806	176,651	5.2%	185,806	176,651	5.2%
Expansion & Renewal Area	hectares	8,900	6,603	34.8%	29,311	27,490	6.6%

As mentioned in past releases, during mid-2021 a cold front hit most of Brazil's key productive areas. Low temperatures caused severe frost damage on sugarcane plantations in various regions including Sao Paulo and Paraná states, as well as Mato Grosso do Sul and Minas Gerais. This resulted in a negative impact on yields, which had already been affected by the dry weather and fire events observed during the year in the Center-South region of Brazil. As we had anticipated, the adverse weather conditions caused a reduction in sugarcane availability towards year-end and beginning of 2022, resulting in an early start of interharvest season for all players in Brazil's Sugar & Ethanol industry. In light of this, expectations for 2021/22 point at a total sugarcane production of 525 million tons (previous harvest year finished at 608 million tons). Evidently, the reduction in supply generated a positive impact in the prices of sugar and ethanol, which we were able to capture thanks to our production flexibility and to our hedging strategy, as will be seen throughout this section of the report.

During 4Q21 we crushed a total of 1.3 million tons of sugarcane, 50.4% lower compared to the same period of last year. This was explained by the negative impact on both agricultural productivity indicators and sugarcane availability caused by the adverse weather explained before. TRS per hectare presented a reduction of 30.1% compared to the same period of last year driven by (i) a 20.4% drop in sugarcane yields -65 tons per hectare on average- as most of the harvested area was cane below optimal growth stage, coupled with (ii) a 12.2% reduction in TRS content which amounted to 120 kg/ton. At the same time, the ability to increase our harvested area was limited by the fact that during 3Q21 we accelerated harvesting activities as anticipating area was critical to minimize the impact of the frost in our sugarcane plantation. In this line, harvested area decreased by 32.6% compared to the same period of last year. While Adecoagro normally operates based on a continuous harvest model, on account of weather events we entered into the interharvest period by beginning of December 2021 and expect to resume operations in March 2022. All in all, it is a short interharvest period compared to other players.

On a full year basis, we crushed a total of 10.9 million tons of sugarcane, representing a year-over-year reduction of only 1.5%. Despite the challenges presented by the weather during 2021, we took rapid action to minimize the negative impact. As mentioned above, we accelerated our harvesting pace, anticipated the purchase of five two-line harvesters and three one-line harvesters and expanded our harvested area, among others. In fact, the 15.7% reduction in TRS production per hectare was almost fully offset by a 15.5% increase in harvested area. We were able to enter into 20,457 hectares more than we did in 2020, thanks to the continuous expansion of our sugarcane plantation in line with our strategy to supply our mills' crushing capacity.

In line with our strategy to maximize production of the product with the highest marginal contribution, during
4Q21 we diverted 93% of our TRS to ethanol to profit from higher relative prices. During the quarter hydrous and anhydrous ethanol traded at cts/lb 20.2 and cts/lb 22.2, 3.8% and 14.0% premium to sugar, respectively.
To further take advantage of price premiums, 64% of our total ethanol production was anhydrous ethanol, compared to 40% during 4Q20. This was possible thanks to the recent incorporation of our molecular sieve in
Ivinhema which increased our dehydration capacity in 50%. Total production of both ethanol and sugar was lower compared to 4Q20 as a consequence of the lower crushing. However, this was more than offset by an increase in prices.

On a year-to-date basis production mix also favored ethanol, to which we diverted 62% of total TRS production, compared to 56% in 2020. Anhydrous ethanol during the year amounted to 45% of total ethanol production compared to 37% during the same period of last year. Throughout 2021 we remained hedged at the low end of our commercial policy, as we expected constructive prices for both sugar and ethanol. In this line, the low volume of sugar hedged enabled us to have the flexibility to increase ethanol production, the product that was offering a premium. During 2021 we maximized sugar production during 1Q21 to benefit from higher relative prices and switched to ethanol during the rest of the year. During 2020, on the other hand, we maximized ethanol during 1Q20, then switched to sugar as ethanol prices plummeted in light of the pandemic, went back to maximizing ethanol in 3Q20 and back to sugar again in 4Q20. This high degree in flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices.

Exported energy totaled 159,401 MWh in 4Q21, marking a reduction of 24.1% compared to the same period of last year. The decrease in volume was explained by the 50.4% decrease in crushing which in turn resulted in less bagasse being produced. This was partially offset by higher availability of wood chips, third party bagasse and own bagasse carried over from previous quarters. Our cogeneration efficiency ratio amounted to 127.3 KWh per ton crushed in 4Q21, 53.1% higher year-over-year.

On an annual basis, energy exported totaled 730,739 MWh and cogeneration efficiency ratio 66.8 KWh per ton crushed, 1.8% and 3.3% higher compared to 2020, respectively. Due to the prolonged period of dry weather in the Center-South region of Brazil, the level of water in the reservoirs (used to generate hydroelectric energy) was low during 3Q21 and beginning of 4Q21, resulting in a hike in spot prices. To profit from this situation we increased our energy production through the use of (i) own and third party bagasse, (ii) wood chips purchased from third parties, and (iii) sugarcane straw ("palhas") collected from the field. In addition, the Brazilian government created a program called Portaria 17 through which companies that generated more energy than the previous year could make a price offer. This enabled us to sell 15,321 MWh at an average price of 1,659 BRL/MWh (approximately 300 USD/MWh).

As of December 31, 2021, our sugarcane plantation consisted of 185,806 hectares, 5.2% higher compared to the same period of last year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 2021, we planted a total of 29,311 hectares of sugarcane. Of this total area, 31% or 9,155 hectares corresponded to expansion areas planted to supply our growing crushing capacity and 69% or 20,156 hectares corresponded to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Net Sales (1)(2)	156,609	151,010	3.7%	534,440	385,254	38.7%
Margin on Manufacturing and Agricultural Act. Before Opex	61,882	73,343	(15.6)%	280,673	190,910	47.0%
Adjusted EBITDA	65,026	81,071	(19.8)%	334,854	253,791	31.9%
Adjusted EBITDA Margin	41.5%	53.7%	(22.7)%	62.7%	65.9%	(4.9)%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 38 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.
(2) Net Sales in 2021 include $9.4 million corresponding to the sale of 23.3 thousand tons of soybean planted as cover crop during the implementation of the agricultural technique known as meiosis. In 4Q21 soybean sales amounted to $0.1 million as most of the planted hectares are still in the process of crop development. Meiosis is based on planting 2 lines called “mother lines” for every 8 lines left unplanted. Once the sugarcane in the mother lines grow and the cut is made, it is used as muda for the remaining 8 lines. As 20% of the sugarcane is planted first, it is 1 year older than the 80% balance, allowing for cover crops to be planted in the meantime. Planting harvestable cover crops results in lower sugarcane production costs, greater planting efficiency and the potential to monetize additional sales.

Net sales in 4Q21 reached $156.6 million, $5.6 million or 3.7% higher than the same period of last year. This increase was driven by higher average selling prices of ethanol and sugar which increased 76.4% and 44.0%, respectively, in U.S. dollar terms. This was partially offset by the lower price of energy and lower selling volumes of sugar, ethanol and energy as a consequence of lower crushing during the quarter. Moreover, the decrease in volume was also driven by a 2.3x year-over-year increase in our carry-over stocks, which stood at $79.9 million, in order to profit from higher expected prices.

On an annual basis, net sales amounted to $534.4 million, marking an increase of 38.7% compared to 2020. This represents a revenue generation per ton of cane crushed of $48, marking a 38.3% increase compared to the previous year. Higher net sales were driven by higher average prices of all three products measured in U.S. dollars, partially offset by a decrease in selling volumes. Lower selling volumes, in turn, were mostly explained by our carry-over strategy to profit from higher expected prices.

Adjusted EBITDA during 4Q21 was $65.0 million, $16.0 million lower compared to 4Q20. The increase in net sales was fully offset by an increase in costs, mostly driven by fertilizers, fuels and lubricants in addition to higher costs associated to idle capacity in our mills as a consequence of the low sugarcane availability during the quarter.

On a full year basis, adjusted EBITDA marked a record of $334.9 million, $81.1 million or 31.9% higher year-over-year. Higher results were driven by (i) the $149.2 million increase in net sales coupled with (ii) a $38.3 million year-over-year gain in the mark-to-market of our harvested cane led by an increase in Consecana prices of 54.0% which fully offset the 1.5% reduction in crushing volume. Results were partially offset by higher costs (please refer to Total Cost of Production section starting on page 26 for a detailed explanation of the drivers behind the increase in cost) combined with a loss in the mark-to-market of our commodity hedge position, in addition to a $7.3 million year-over-year increase in SG&A expenses.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1) (3)
	$ thousands				Units			($/unit)
	4Q21	4Q20	Chg %	4Q21	4Q20	Chg %	4Q21	4Q20	Chg %
Sugar (tons)	63,479	71,086	(10.7)%	154,131	248,468	(38.0)%	412	286	44.0%
Ethanol (cubic meters)	79,840	67,542	18.2%	119,321	178,099	(33.0)%	669	379	76.4%
Energy (Mwh)(2)	9,520	12,382	(23.1)%	216,113	264,588	(18.3)%	44	47	(5.9)%
Cbios(4)	3,670	3,171	15.8%	503,501	491,756	2.4%	7	6	13.1%
TOTAL	156,509	151,010	3.6%
	$ thousands				Units			($/unit)
	12M21	12M20	Chg %	12M21	12M20	Chg %	12M21	12M20	Chg %
Sugar (tons)	206,540	167,832	23.1%	537,502	641,068	(16.2)%	384	262	46.8%
Ethanol (cubic meters)	271,543	180,569	50.4%	473,570	489,873	(3.3)%	573	369	55.6%
Energy (Mwh)(2)	43,212	36,853	17.3%	931,126	941,291	(1.1)%	46	39	18.5%
Cbios(4)	3,670	3,171	15.7%	503,501	491,756	2.4%	7	6	13.0%
TOTAL	524,965	385,254	36.3%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of energy from third parties.
(3) Total Net Sales does not include the results generated from the sale of soybean planted as cover crop during the implementation of meiosis.
(4) During 2020 Cbios were booked under the Other Operating Income line. For presentation and comparison purposes we are including 2020's figures in the sales line although they are not included in the actual calculation of sales during that year.

Prices continued to be constructive as the market factored in (i) the impact of the continuous dry weather observed in some areas of Center-South Brazil (a region responsible for over 80% of the country's sugarcane production) as well as (ii) the impact of the frost. In hand with the reduction in Brazil's sugarcane supply and the earlier start of the interharvest period for most mills, we continue to see a constructive price scenario for our products. This is reflected in the increase in our carry-over stocks of both sugar and ethanol. We believe we are in a good position to continue to capture the increase in prices as we still have unhedged 76% of sugar and 100% of ethanol production related to the 22/23 campaign.

During 4Q21, net sales of sugar presented a (10.7)% reduction compared to 4Q20, standing at $63.5 million. This decrease was led by a 38.0% reduction in selling volumes explained by (i) lower sugar production during the quarter on account of full ethanol maximization; combined with (ii) a 74.7% increase in inventory levels in line with our commercial strategy to carry-over stock in order to profit from higher expected prices. However, average sugar prices in U.S. dollars increased by 44.0% standing at 18.7 ct/lb.

On a year-to-date basis, net sales of sugar increased by 23.1% compared to the same period of 2020, reaching $206.5 million. The increase was fully attributable to the 46.8% increase in average selling prices measured in U.S. dollars which stood at 17.4 ct/lb. This was partially offset by a 16.2% reduction in selling volumes explained by the same dynamics of the quarter, namely lower production volume and higher carry-over.

In addition, during 2021 we sold 5,900 tons of organic sugar produced at our UMA mill, capturing a price premium of +50% over VHP sugar. Since 2020 our mill has the certification required by the European market to export organic sugar. In this way, we not only have a highly efficient Cluster model in place but we also continue to add value to UMA.

Net ethanol sales during 4Q21 amounted to $79.8 million, 18.2% higher year-over-year. This was fully explained by a 76.4% increase in average selling prices measured in U.S. dollars, mainly led by anhydrous ethanol. During the quarter hydrous and anhydrous ethanol traded at cts/lb 20.2 and cts/lb 22.2, 3.8% and 14.0% premium to sugar, respectively. This was partially offset by a 33.0% decrease in ethanol selling volumes compared to 4Q20 due to (i) lower crushing which resulted in lower ethanol production despite full maximization; combined with (ii) a 55.6% increase in our inventory levels to benefit from higher expected prices.

On an annual basis ethanol sales were 50.4% higher than during 2020. This was explained by a 55.6% increase in average selling prices partially offset by a 3.3% decrease in selling volumes. Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits every time we sell ethanol. In fact, we were the first company to kickstart carbon credit commercialization at Brazil's stock exchange under the RenovaBio program back in 2020. During 2021 we sold 503.5 thousand CBios at an average price of 41.2 BRL/CBio (approximately 7 $/CBio).

In the case of energy, net sales in 4Q21 were $9.5 million, 23.1% lower compared to 4Q20 driven by lower average selling prices and lower average volume. The decrease in average selling prices is explained by increased rainfall in the Center-South region of Brazil towards year-end which led to a recovery in the levels of water reservoirs.

Year-to-date, net sales of energy amounted to $43.2 million, 17.3% higher compared to 2020. This was fully attributable to an 18.5% increase in average selling prices measured in U.S. dollars, standing at 46 $/MWh. Driven by the low levels of water in the reservoirs during most of the year, energy spot prices increased especially during 3Q21, and by increasing our energy production we were able to capture the upside in addition to engaging in high margin operations. The Brazilian government created a program called Portaria 17 through which companies that generated more energy than they did in the previous year could make a price offer. This enabled us to sell 15,321 MWh at an average price of 1,659 BRL/MWh (approximately 300 USD/MWh).

As shown in the table below, total production costs excluding depreciation and amortization reached 6.7 cents per pound in 2021, 44.8% higher year-over-year. The increase in costs is mostly explained by (i) a 15.5% increase in harvested area to compensate for the reduction in productivity, which resulted in an increase in salaries, fuel consumption and maintenance as well as an increase in cane depreciation in line with the increase in harvested area; (ii) an increase in agricultural partnership costs driven by an increase in Consecana prices; (iii) an increase in the costs of inputs; (iv) higher costs of idle capacity due to the early start of interharvest season; and (v) lower dilution of fixed costs due to lower productivity. It is important to point out that (i) due to the fact that we own 95% of the cane we crush, every time Consecana´s prices increase our farm level margin also increases; and (ii) we use concentrated vinasse as a biofertilizer, thus reducing our exposure to fertilizer's increasing costs.

Sugar, Ethanol & Energy - Total Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	12M21	12M20	Chg %	12M21	12M20	Chg %
Industrial costs	80,033	66,924	19.6%	2.7	2.2	24.9%
Industrial costs	64,614	53,377	21.1%	2.2	1.7	26.4%
Cane from 3rd parties	15,419	13,547	13.8%	0.5	0.4	18.8%
Agricultural costs	260,832	197,558	32.0%	8.8	6.4	37.9%
Harvest costs	89,388	70,381	27.0%	3.0	2.3	32.6%
Cane depreciation	66,192	49,851	32.8%	2.2	1.6	38.6%
Agricultural Partnership costs	42,368	25,954	63.2%	1.4	0.8	70.4%
Maintenance costs	62,884	51,372	22.4%	2.1	1.7	27.8%
Total Production Costs	340,865	264,482	28.9%	11.6	8.6	34.6%
Depreciation & Amortization	(143,989)	(122,515)	17.5%	(4.9)	(4.0)	22.7%
Total Production Costs (excl. D&A)	196,876	141,967	38.7%	6.7	4.6	44.8%

Sugar, Ethanol & Energy - Total Cost of Production
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	12M21	12M20	Chg %	12M21	12M20	Chg %
Total Production Costs (excl. D&A)	196,876	141,967	38.7%	6.7	4.6	44.8%
Maintenence Capex	127,909	105,420	21.3%	4.3	3.4	25.6%
SG&A	45,186	40,963	10.3%	1.5	1.3	12.8%
Cogeneration	(36,597)	(27,832)	31.5%	(1.2)	(0.9)	32.8%
Tax Recovery	(23,367)	(18,062)	29.4%	(0.8)	(0.6)	36.4%
Total Cash Cost	310,006	242,454	27.9%	10.5	7.9	33.4%

Total cost of production reflects, on a cash basis, how much it costs us to produce one pound of sugar and ethanol (in sugar equivalent). Maintenance capex is included in the calculation since it is a recurring investment, necessary to maintain the productivity of the sugarcane plantation. As we are calculating sugar and ethanol costs, energy is deemed a by-product and thus deducted from total costs. As for the tax recovery line item, it includes the ICMS tax incentive that the state of Mato Grosso do Sul granted us until 2032. (Please visit our Investor Education section at ir.adecoagro.com for more information).

As shown in the table above, on a yearly basis, total cash cost on a per pound basis reached 10.5 cents per pound, 33.4% higher compared to 2020. This increase is explained by: (i) the previously mentioned 44.8% increase in total production cost; (ii) 25.6% higher maintenance cost driven by higher replanting costs as a consequence of the frost and the anticipation of the purchase of equipment to accelerate harvesting activities. The reduction in the nominal depreciation of the Brazilian Real further contributed to increase costs in US dollars. However, this was partially offset by a 36.4% higher tax recovery on account of higher ethanol sales and a 32.8% higher energy cogeneration.

All of our efforts are devoted to further enhance efficiencies to continue reducing total cash cost. As we continue ramping up operations in our cluster, cash cost will continue its downward trend as more fixed costs will be diluted.

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Sugarcane Valuation Model current period	64,364	71,506	(10.0)%	64,364	71,506	(10.0)%
Sugarcane Valuation Model previous period	38,226	56,704	(32.6)%	71,506	55,355	29.2%
Total Changes in Fair Value	26,139	14,802	76.6%	(7,142)	16,151	(144.2)%

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a gain of $26.1 million during 4Q21, marking a year-over-year gain of $11.3 million. This was driven by an increase in Consecana prices as a result of higher expected prices, coupled with the depreciation of the Brazilian Real. During 2021 Total Changes in Fair Value of Unharvested Biological Assets represented a loss of $7.1 million, marking a year-over-year loss of $23.3 million compared to 2020. This was mostly driven by lower expected yields as a result of below average rainfalls and the lagging impact of the frost. This was partially offset by higher prices and FX.

Corporate Expenses

Corporate Expenses
$ thousands	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Corporate Expenses	(5,975)	(5,020)	19.0%	(21,584)	(18,806)	14.8%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 2021 were $21.6 million, 14.8% higher compared to 2020, mainly driven by higher inflation in U.S. dollar terms.

Other Operating Income

Other Operating Income
$ thousands	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Gain from the sale of subsidiaries	—	(554)	(100.0)%	—	(554)	(100.0)%
Gain/(Loss) from commodity derivative financial instruments	(1,026)	(9,651)	(89.4)%	(15,611)	(8,307)	87.9%
Gain from disposal of farmland and other assets	—	—	n.a	15	2,084	(99.3%)
(Loss) from onerous contracts - forwards	(1,970)	(819)	140.5%	(1,970)	(1,624)	21.3%
Gain from disposal of other property items	(2,568)	480	(635.0)%	(223)	2,247	(109.9)%
Net gain from fair value adjustment of investment property	(1,870)	(481)	288.8%	(3,884)	1,080	(459.6%)
Others	720	2,996	(76.0)%	3,555	7,106	(50.0)%
Total	(6,714)	(8,029)	(16.4%)	(18,118)	2,032	(991.6%)

During 4Q21, Other Operating Income reported a loss of $6.7 marking a $1.3 million year-over-year gain. However, during 2021 Other Operating Income reported a loss of $18.1 million, compared to a gain of $2.0 million in 2020. The $20.2 million year-over-year decrease is mainly related to (i) the $7.3 million lower results mainly attributable to the increase in commodity prices which negatively affected the mark-to-market of our hedge position, coupled with (ii) the $5.0 million lower result from the fair value of our investment property.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of December 31, 2021
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2021
	Volume	USD/Ton	USD/Bu	$ thousands
2020/2021 Harvest season
Soybeans	160,550	346	1,485	(433)
Corn	267,345	199	707	(1,557)
2021/2022 Harvest season
Soybeans	104,600	340	1,499	(1,002)
Corn	133,300	198	623	16

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg.FOB Price	ICE FOB	Results Booked in FY2021
	Volume (1)	USD/Unit	Cents/Lb	$ thousands
2021/2022 Harvest season
Sugar (tons)	505,894	364	16.5	(10)
Ethanol (m3)	387,301	602	n.a	(3)
Energy (MW/h) (1)	931,126	46	n.a	—
2022/2023 Harvest season
Sugar (tons)	87,403	430	19.5	—
Ethanol (m3)	—	—	—	—
Energy (MW/h) (1)	502,585	54	n.a	—
(1) Energy prices 2021 were converted to USD at an exchange rate of BRL/USD 5.3 and 2022 prices were converted at BRL/USD 5.2

Financial Results

Financial Results
$ thousands	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Interest Expenses, net	(15,153)	(14,014)	8.1%	(58,455)	(54,198)	7.9%
Cash Flow Hedge - Transfer from Equity	(8,943)	266	n.m.	(52,650)	(24,363)	116.1%
FX (Losses), net	9,328	14,919	(37.5)%	18,939	(109,266)	n.a
Gain/loss from derivative financial Instruments	(130)	1,695	(107.7)%	512	92	456.5%
Taxes	(1,520)	(933)	62.9%	(7,073)	(4,559)	55.1%
Finance Cost - Right-of-use Assets	(3,130)	(3,697)	(15.3%)	(16,502)	(12,532)	31.7%
Inflation accounting effects	3,322	4,524	(26.6)%	11,541	12,064	(4.3)%
Other Expenses, net	7,335	7,855	(6.6)%	218	17,104	(98.7)%
Total Financial Results	(8,891)	10,615	(183.8)%	(103,470)	(175,658)	(41.1)%

Net financial results in 2021 totaled a loss of $103.5 million compared to a loss of $175.7 million in 2020 while on a quarterly basis it totaled a loss of $8.9 million in 4Q21 compared to a gain of $10.6 million in 4Q20. In both cases, the year-over-year variation is explained by the effect of foreign exchange.
The lines "Fx Net" and "Cash Flow Hedge - Transfer from Equity" reflect the impact of foreign exchange variations on our dollar-denominated monetary assets and liabilities. The $33.7 million loss in 2021 is explained by our negative net foreign currency position. However, year-over-year it presents a $99.9 million gain explained by a reduction in the nominal depreciation of the Brazilian Real from 28.9% during 2020 to 7.4% during 2021 and by a reduction in the nominal depreciation of the Argentine Peso from 40.5% in 2021 to 22.1% in 2021. In the case of 4Q21 it presents a year-over-year loss of $14.8 million driven by an increase in the nominal depreciation of the Brazilian Real from an appreciation of 7.9% during 4Q20 to a depreciation of 2.6% during 4Q21, partially offset by a reduction in the nominal depreciation of the Argentine Peso from 10.5% in 4Q20 to 4.0% in 4Q21.These results are non-cash in nature and do not affect the net worth of the Company in U.S. dollars.

Indebtedness

Net Debt Breakdown
$ thousands	4Q21	3Q21	Chg %	4Q20	Chg %
Farming	128,019	224,787	(43.0)%	180,542	(29.1)%
Short term Debt	86,263	177,212	(51.3)%	97,959	(11.9)%
Long term Debt	41,756	47,575	(12.2)%	82,583	(49.4)%
Sugar, Ethanol & Energy	689,632	689,846	—%	790,548	(12.8)%
Short term Debt	25,901	24,182	7.1%	59,667	(56.6)%
Long term Debt	663,731	665,664	(0.3)%	730,881	(9.2)%
Total Short term Debt	112,164	201,394	(44.3)%	157,626	(28.8)%
Total Long term Debt	705,487	713,239	(1.1)%	813,464	(13.3)%
Gross Debt	817,651	914,633	(10.6)%	971,090	(15.8)%
Cash & Equivalents	199,766	189,703	5.3%	336,282	(40.6)%
Net Debt	617,885	724,930	(14.8)%	634,808	(2.7)%
EOP Net Debt / Adj. EBITDA LTM	1.41x	1.56x	(9.3)%	1.86x	(23.9)%

As of December 31, 2021, Adecoagro's net debt amounted to $617.9 million, $107.0 million or 14.8% lower than in 3Q21. Lower levels of short term debt in our Farming business, along with a 5.3% quarter-over-quarter increase in cash and equivalents were the main drivers towards debt reduction. Cash levels increased on greater collections and positive free cash flow generation during 4Q, whereas Farming's debt reduction was mainly explained by debt repaid given the positive cash generation.

On a year-over-year basis, net debt was down 2.7% or $16.9 million compared to 4Q20. This was driven by higher cash generation which enabled us to pay down debt, in particular in our Sugar, Ethanol & Energy business, in addition to distributing cash with shareholders. Lower debt levels were partially offset by the 40.6% year-over-year decrease in our cash position. This was explained by (i) the aforementioned early debt settlement coupled with (ii) higher working capital financing mainly led by (a) an increase in our inventory levels of $60.2 million to $138.3 million in order to benefit from higher expected prices, and (b) higher stocks of agricultural inputs that placed us in a solid position in the face of increasing costs. Moreover, 4Q20's higher cash position reflects the short term working capital lines we raised throughout the year in light of the Covid-19 pandemic, as part of our risk management program.

Our Net Debt ratio (Net Debt / EBITDA) decreased to 1.41x in 4Q21, compared to the 1.56x and 1.86x seen in 3Q21 and 4Q20, respectively. The reduction was driven by lower indebtedness, along with higher Adjusted EBITDA generation in the last twelve months. We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-run debt.

The Company has full capacity to repay short term debt with its cash balances, as shown by our Liquidity ratio above 1.0x. As of December 31, 2021, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 3.0x, 50.3% above 3Q21's ratio of 2.0x and 14.6% higher than 4Q20's ratio of 2.6x.

Capital Expenditures & Investments

Capital Expenditures & Investments
$ thousands	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Farming & Land Transformation	10,824	5,051	114.3%	48,187	20,221	138.3%
Expansion	4,789	3,215	49.0%	28,962	15,583	85.9%
Maintenance	6,035	1,836	228.7%	19,225	4,639	314.4%
Sugar, Ethanol & Energy	27,374	34,296	(20.2)%	156,977	146,556	7.1%
Maintenance	25,242	24,151	4.5%	127,909	105,420	21.3%
Planting	18,693	10,072	85.6%	55,728	38,607	44.3%
Industrial & Agricultural Machinery	6,549	14,078	(53.5)%	72,180	66,812	8.0%
Expansion	2,132	10,145	(79.0)%	29,068	41,137	(29.3)%
Planting	234	6,816	(96.6)%	22,819	32,309	(29.4)%
Industrial & Agricultural Machinery	1,897	3,329	(43.0)%	6,249	8,827	(29.2)%
Total	38,198	39,346	(2.9)%	205,164	166,778	23.0%
In 2021 Adecoagro's capital expenditures amounted $205.2 million, marking a 23.0% or $38.4 million increase compared to the previous year. On a quarterly basis, capital expenditure amounted to $38.2 million during 4Q21, roughly in line compared to 4Q20.

The Sugar, Ethanol and Energy business accounted for 77% or $157.0 million of the total capex deployed in 2021, reporting an increase of 7.1% compared to the previous year. Maintenance capex stood at $127.9 million, 21.3% higher year-over-year mostly as a result of the action taken to mitigate the impact of 2021's frost in our sugarcane plantation. This included additional replanting costs along with the anticipation of the purchase of five two-line harvesters and three one-line harvesters in order to accelerate harvesting activities and minimize frost damage. Expansion capex, in turn, decreased by 29.3% compared to 2020, reaching $29.1 million. Investments include, among others, (i) expansion planting activities as we continue to grow our sugarcane plantation with the aim of reaching full capacity in our mills; and (ii) a portion of the investment in our molecular sieve to increase our capacity to dehydrate ethanol.

Farming & Land Transformation businesses accounted for 23%, or $48.2 million of total capex in 2021, marking a 138.3% year-over-year increase. Higher investments are mostly explained by the acquisition and replacement of vehicles and machinery, minor investments in expanding the capacity of one of our rice handling and conditioning facilities and improvements in our peanut facility's finished product storage, among others. By doing all of these investments, we continue to solve bottlenecks, enhance efficiencies and improve the sustainability of our operations.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	4Q21	4Q20	% Chg	4Q21	4Q20	% Chg
Soybean	tons	7,382	10,539	(30.0)%	2,553	3,537	(27.8)%
Corn (1)	tons	24,972	16,972	47.1%	4,665	3,136	48.8%
Wheat (2)	tons	75,184	82,092	(8.4)%	16,605	16,480	0.8%
Sunflower	tons	1,907	1,425	33.8%	969	468	107.2%
Cotton	tons	442	—	n.m.	782	—	n.m.
Rice (3)	tons	16,926	24,046	(29.6)%	4,872	5,798	(16.0)%
Peanut	tons	8,842	7,253	21.9%	8,121	5,539	46.6%
Sugar	tons	18,866	6,892	173.7%	5,812	1,982	193.2%
Organic Sugar	tons	4,284	6,357	(32.6)%	1,541	1,547	(0.4)%
Ethanol	m3	152,858	98,209	55.6%	72,496	30,785	135.5%
Fluid milk (UHT)	Th Lts	8,943	4,452	100.9%	4,750	1,793	165.0%
Milk powder	tons	3,059	1,694	80.6%	9,547	4.016	137.8%
Cheese	tons	205	220	(6.8)%	860	668	28.7%
Cbios (4)	Units	128,817	2,512	n.m.	1,006	1	n.m.
Others	tons	8,347	2,939	184.0%	3,674	1,290	184.8%
Total		461,036	263,090	75.2%	138,254	77,039	79.5%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in white rice equivalent
(4) For presentation and comparison purposes we are including 2020's figures in the table although they are not included in the actual calculation.

Variations in inventory levels between 4Q21 and 4Q20 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (iii) different percentage of area harvested during the period, and (iv) commercial strategy or selling pace for each product.

4Q21 Market Highlights
◦Sugar prices traded in a range bound during 4Q21. The market was heavily influenced by the weather events in Brazil and its implications for the 2022/23 harvest. On the other side, Thailand and India´s crop prospects have improved above expectations, potentially leading to an equilibrium throughout the next quarter. India producers started to sell their sugar for future delivery at the high end of the price range, while destination countries had also priced when the market presented an opportunity to do so. Concerns over the new Covid variant were another factor driving most markets. During 4Q21 sugar prices were, on average, 4% higher than during 3Q21 and 33% higher than during 4Q20, according to ICE futures (Sugar #11). In the short-term, even with good rains in the first two months of the year in the Center-South region of Brazil, weather will continue to be a key driver for cane availability and productivity recovery in Brazil. Moreover, the market will be watching the progress of Indian and Thailand crops. In the long term, as another year of sugar deficit is expected, sugar price shall trade at an attractive premium over ethanol, as a way to secure maximum allocation of sucrose sugar.

◦Ethanol market was marked by record high prices in mid-4Q21. Support for prices came from the Center-South region winding down their harvesting activities and solid crude oil prices. According to ESALQ index, hydrous and anhydrous prices increased by 14% and 13% respectively compared to the previous quarter. On a year-over-year basis, hydrous and anhydrous prices posted a substantial improvement of 73% and 71%, respectively. However, ethanol prices presented a reduction over the last month of 4Q21, reflecting mainly the volatility in oil prices due to the new Covid strain; and lower than expected domestic demand (consequence of high hydrous prices and parity ratios at the pumps). Looking forward into 2022, the outlook for oil remains positive, combined with a modest recovery in cane and the need to maximize sugar production. All of these factors should provide firm support for ethanol prices.

◦Under Brazil's RenovaBio program, 96.8% of 2021's full-year target (25.2 million Cbios) were sold to fuel distributors, at an average price of 39.3 BRL/CBio (approximately $7.0/CBio). However, over the past weeks the CBio market presented a significant improvement and reached levels as high as 90 BRL/CBio (approximately $16.1/CBio).

◦Energy spot prices in the southeast region of Brazil during 4Q21 were 62% lower than during the same period of last year. During October, November and December, energy prices were 249.4 BRL/MWh, 88.1 BRL/ MWh and 66.7 BRL/MWh, respectively. In January the PLD (Preço de Liquidação das Diferenças or settlement price for differences) decreased to levels of 62.9 BRL/MWh as a result of the recent rains and increase in reservoirs. Consumption showed an decrease of 4.4% when compared to last year, according to CCEE. The level of the southeast reservoirs was 23% by the end of December, 7% higher than the same period of 2020.

◦During 4Q21, soybean prices traded 6% higher at CBOT compared to 3Q21 while corn prices traded 8% higher. Increase in prices were driven by (i) strong impact from la Niña event during the second half of December in Brazil, Paraguay and Argentina´s production (hot and dry weather); (ii) US inflation around 7% (marking a 40 year record), weaker dollar and (iii) firm energy prices. Over this period, funds' net positions remained net long on corn and soybean. Prices at the local market traded 8% higher on soybean and 9% higher on corn compared to 3Q21. The market was supported by an increase in soybean crushing of 13% compared to last year and an increase in corn exports of 16% compared to last year.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) the impact of the COVID-19 pandemic, weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and (xvi) our expected minimum cash distribution policy for shareholders; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
•Adjusted Free Cash Flow
•Adjusted Free Cash Flow from Operations

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization, excluding the revaluation result of the hectares hold as investment property, and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries.” Revaluation results from the farmland held as Property, Plant & Equipment
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of PP&E and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial expenses; and (ii) adjusted by profit or loss from discontinued operations if any; and (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, i.e., (x) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland , reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries; and (y) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or retained earnings.
We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.
We define Adjusted EBITDA margin as Adjusted EBITDA to net sales. We consider that the presentation of adjusted EBITDA margin provides useful information on how successfully we operate our Company and enhances the ability of investors to compare profitability between segments, periods and with other public companies.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 43.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company

Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	4Q21	3Q21	Chg %	4Q20	Chg %
Total Borrowings	817,651	914,633	(10.6)%	971,090	(15.8)%
Cash and Cash equivalents	199,766	189,703	5.3%	336,282	(40.6)%
Net Debt	617,885	724,930	(14.8)%	634,808	(2.7)%
Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings, net of the related income tax effect.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	4Q21	4Q20	Chg %	12M21	12M20	Chg %
Net Income	58,753	47,308	24.2%	130,717	1,070	n.m
Foreign exchange losses, net	(9,328)	(14,919)	(37.5)%	(18,939)	109,266	(117.3)%
Cash flow hedge - transfer from equity	8,943	(266)	n.a	52,650	24,363	116.1%
Inflation Accounting Effects	(3,322)	(4,524)	(26.6)%	(11,541)	(12,064)	(4.3)%
Revaluation Result - Investment Property	1,870	481	288.8%	3,884	(1,080)	n.a
Revaluation surplus of farmland sold	—	2,190	(100.0%)	—	10,198	(100.0%)
Adjusted Net Income	56,916	30,270	88.0%	156,771	131,753	19.0%
Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We believe that the measures of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are important measures of liquidity that enable investors to draw important comparisons year to year of the amount of cash generated by the Company’s principal business and financing activities, which includes the cash generated from our land transformation activities, after paying for recurrent items, including interest, taxes and maintenance capital expenditures.

We define Adjusted Free Cash Flow as (i) net cash generated from operating activities, net of the combine effect of the application of     from the Argentine operations , less (ii) net cash used in investing activities, net of the combine effect of the application of IAS 29 and IAS 21 from the Argentine operations, less (iii) interest paid, net of the combine effect of the application of IAS 29 and IAS 21 from the Argentine operations plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities, net of the combine effect of the application of IAS 29 and IAS 21 from the Argentine operations , less (ii) net cash used in investing activities, net of he combine effect of the application of IAS 29 and IAS 21 from the Argentine operations, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; plus (v) expansion capital expenditures ("expansion capex").

Expansion capex is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures ("maintenance capex") as the necessary investments in order to maintain the current level of productivity both at an agricultural and at an industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation business that is included under cash from financing activities pursuant to IFRS.

We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company business and financing activities to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt. and to provide a return to shareholders in the form of dividends and/or share repurchases, among other things.

We believe Adjusted Free Cash Flow from Operations is an additional important liquidity metric for the Company because it allows investors and others to evaluate and compare the total amount of cash generated by the Company´s business and financing activities after paying for recurrent items including interest, taxes and maintenance capex. We believed this metric is relevant in evaluating the overall performance of our business.

Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated cash flows from operating activities, net increase (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.

Reconcilliation - Adjusted Free Cash Flow
$ thousands	2021	2020
Net Increase / (decrease) in cash and cash equivalents	(129,691)	81,290
Interest Paid	(53,587)	(60,026)
Lease payments	(62,273)	(40,336)
Cash Flow from Financing Activities	303,132	53,919
IAS 29 & IAS 21 Effect for Investing Activities	4,694	429
IAS 29 & IAS 21 Effect for Operating Activities	30,666	14,956
IAS 29 & IAS 21 Effect for Interest Paid	1,109	1,638
Adjusted Free Cash Flow	94,050	51,870

Reconcilliation - Adjusted Free Cash Flow from Operations
$ thousands	2021	2020
Net Increase in cash and cash equivalents	(129,691)	81,290
Expansion Capex	58,030	56,719
Interest Paid	(53,587)	(60,026)
Lease payments	(62,273)	(40,336)
Cash Flow from Financing Activities	303,132	53,919
IAS 29 & IAS 21 Effect for Investing Activities	4,694	429
IAS 29 & IAS 21 Effect for Operating Activities	30,666	14,956
IAS 29 & IAS 21 Effect for Interest Paid	1,109	1,638
Adjusted Free Cash Flow from Operations	152,080	108,589

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	65,921	40,025	48,168	2,039	156,153	164,392	—	—	320,545
Cost of goods sold and services rendered	(59,009)	(35,796)	(43,737)	(1,901)	(140,443)	(120,055)	—	—	(260,498)
Initial recog. and changes in FV of BA and agricultural produce	12,904	791	5,274	1,665	20,634	17,511	—	—	38,145
Gain from changes in NRV of agricultural produce after harvest	(2,073)	—	—	—	(2,073)	34	—	—	(2,039)
Margin on Manufacturing and Agricultural Act. Before Opex	17,743	5,020	9,705	1,803	34,271	61,882	—	—	96,153
General and administrative expenses	(3,730)	(2,593)	(827)	(82)	(7,232)	(4,974)	—	(6,327)	(18,533)
Selling expenses	(7,930)	(4,641)	(6,779)	(116)	(19,466)	(12,780)	—	(155)	(32,401)
Other operating income, net	(3,809)	(56)	(33)	(1,873)	(5,771)	(2,166)	1,021	202	(6,714)
Profit from Operations Before Financing and Taxation	2,274	(2,270)	2,066	(268)	1,802	41,962	1,021	(6,280)	38,505
Net gain from Fair value adjustment of Investment property	—	—	—	1,870	1,870	—	—	—	1,870
Adjusted EBIT	2,274	(2,270)	2,066	1,602	3,672	41,962	1,021	(6,280)	40,375
(-) Depreciation of PP&E and Amortization Intangible assets	1,906	2,284	1,511	80	5,781	23,064	—	305	29,150
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	4,180	14	3,577	1,682	9,453	65,026	1,021	(5,975)	69,525
Reconciliation to Profit/(Loss)
Adjusted EBITDA									69,525
(+) Depreciation of PP&E and Amortization Intangible assets									(29,150)
(+) Financial result, net									(8,891)
(+) Revaluation Result - Investment Property									(1,870)
(+) Income Tax (Charge)/Benefit									24,974
Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									4,165
Profit/(Loss) for the Period									58,753

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	29,892	18,417	32,773	1,291	82,373	159,839	—	—	242,212
Cost of goods sold and services rendered	(24,075)	(12,048)	(29,112)	(1,038)	(66,273)	(105,450)	—	—	(171,723)
Initial recog. and changes in FV of BA and agricultural produce	11,171	1,281	2,252	1,585	16,289	18,954	—	—	35,243
Gain from changes in NRV of agricultural produce after harvest	1,885	—	(2)	—	1,883	—	—	—	1,883
Margin on Manufacturing and Agricultural Act. Before Opex	18,873	7,650	5,911	1,838	34,272	73,343	—	—	107,615
General and administrative expenses	(1,913)	(2,078)	(1,278)	(31)	(5,300)	(4,308)	—	(5,477)	(15,085)
Selling expenses	(4,180)	(2,652)	(3,063)	(62)	(9,957)	(17,875)	—	(32)	(27,864)
Other operating income, net	(4,396)	197	103	(486)	(4,582)	(3,011)	(341)	(94)	(8,028)
Profit from Operations Before Financing and Taxation	8,384	3,117	1,673	1,259	14,433	48,149	(341)	(5,603)	56,638
Net gain from Fair value adjustment of Investment property	—	—	—	481	481	—	—	—	481
Adjusted EBIT	8,384	3,117	1,673	1,740	14,914	48,149	(341)	(5,603)	57,119
(-) Depreciation of PP&E and Amortization Intangible assets	1,305	1,456	1,905	33	4,699	32,922	—	583	38,204
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	2,190	—	2,190
Adjusted EBITDA	9,689	4,573	3,578	1,773	19,613	81,071	1,849	(5,020)	97,513
Reconciliation to Profit/(Loss)
Adjusted EBITDA									97,513
(+) Depreciation of PP&E and Amortization Intangible assets									(38,204)
(+) Financial result, net									10,615
(+) Revaluation Result - Investment Property									(481)
(+) Income Tax (Charge)/Benefit									(20,195)
Reverse of revaluation surplus derived from the disposals of assets									(2,190)
(+) Translation Effect (IAS 21)									250
Profit/(Loss) for the Period									47,308

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 12M21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	228,894	130,526	172,803	3,490	535,713	562,010	—	—	1,097,723
Cost of goods sold and services rendered	(203,148)	(109,709)	(149,738)	(2,966)	(465,561)	(368,501)	—	—	(834,062)
Initial recog. and changes in FV of BA and agricultural produce	65,704	37,119	18,336	1,380	122,539	88,659	—	—	211,198
Gain from changes in NRV of agricultural produce after harvest	(10,163)	—	—	—	(10,163)	(1,495)	—	—	(11,658)
Margin on Manufacturing and Agricultural Act. Before Opex	81,287	57,936	41,401	1,904	182,528	280,673	—	—	463,201
General and administrative expenses	(10,273)	(8,891)	(4,715)	(173)	(24,052)	(19,464)	—	(22,119)	(65,635)
Selling expenses	(21,925)	(16,618)	(20,779)	(273)	(59,595)	(52,946)	—	(306)	(112,847)
Other operating income, net	(3,538)	239	(150)	(3,995)	(7,444)	(17,390)	6,613	103	(18,118)
Profit from Operations Before Financing and Taxation	45,551	32,666	15,757	(2,537)	91,437	190,873	6,613	(22,322)	266,601
Net gain from Fair value adjustment of Investment property	—	—	—	3,884	3,884	—	—	—	3,884
Adjusted EBIT	45,551	32,666	15,757	1,347	95,321	190,873	6,613	(22,322)	270,485
(-) Depreciation of PP&E and Amortization Intangible assets	6,501	8,080	7,144	175	21,900	143,981	—	738	166,619
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	52,052	40,746	22,901	1,522	117,221	334,854	6,613	(21,584)	437,104
Reconciliation to Profit/(Loss)
Adjusted EBITDA									437,104
(+) Depreciation of PP&E and Amortization Intangible assets									(166,619)
(+) Financial result, net									(103,470)
(+) Revaluation Result - Investment Property									(3,884)
(+) Income Tax (Charge)/Benefit									(43,837)
Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									11,423
Profit/(Loss) for the Period									130,717

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 12M20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	170,114	102,886	135,471	2,545	411,016	411,459	—	—	822,475
Cost of goods sold and services rendered	(150,745)	(74,395)	(117,754)	(1,984)	(344,878)	(270,897)	—	—	(615,775)
Initial recog. and changes in FV of BA and agricultural produce	41,038	19,449	12,638	1,269	74,394	50,348	—	—	124,742
Gain from changes in NRV of agricultural produce after harvest	7,078	—	(2)	—	7,076	—	—	—	7,076
Margin on Manufacturing and Agricultural Act. Before Opex	67,485	47,940	30,353	1,830	147,608	190,910	—	—	338,518
General and administrative expenses	(6,816)	(7,045)	(4,896)	(120)	(18,877)	(15,942)	—	(19,319)	(54,138)
Selling expenses	(18,265)	(14,170)	(13,824)	(217)	(46,476)	(49,188)	—	(202)	(95,866)
Other operating income, net	(12,846)	731	(189)	1,069	(11,235)	5,495	7,934	(161)	2,033
Profit from Operations Before Financing and Taxation	29,558	27,456	11,444	2,562	71,020	131,275	7,934	(19,682)	190,547
Net gain from Fair value adjustment of Investment property	—	—	—	(1,080)	(1,080)	—	—	—	(1,080)
Adjusted EBIT	29,558	27,456	11,444	1,482	69,940	131,275	7,934	(19,682)	189,467
(-) Depreciation of PP&E and Amortization Intangible assets	5,397	6,652	6,709	138	18,896	122,516	—	876	142,288
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	10,198	—	10,198
Adjusted EBITDA	34,955	34,108	18,153	1,620	88,836	253,791	18,132	(18,806)	341,953
Reconciliation to Profit/(Loss)
Adjusted EBITDA									341,953
(+) Depreciation of PP&E and Amortization Intangible assets									(142,288)
(+) Financial result, net									(175,658)
(+) Revaluation Result - Investment Property									1,080
(+) Income Tax (Charge)/Benefit									(12,325)
Reverse of revaluation surplus derived from the disposals of assets									(10,198)
(+) Translation Effect (IAS 21)									(1,494)
Profit/(Loss) for the Period									1,070

Consolidated Statement of Income

Statement of Income
$ thousands	4Q21	4Q20	Chg %	12M21	12M20	Chg %

Sales of goods and services rendered	334,175	243,049	37.5%	1,124,352	817,764	37.5%
Cost of goods sold and services rendered	(271,458)	(172,400)	57.5%	(854,965)	(611,946)	39.7%
Initial recognition and changes in fair value of biological assets and agricultural produce	44,855	35,429	26.6%	227,740	122,729	85.6%
Changes in net realizable value of agricultural produce after harvest	(2,566)	1,897	(235.3)%	(12,879)	7,005	(283.9)%
Margin on manufacturing and agricultural activities before operating expenses	105,006	107,975	(2.7)%	484,248	335,552	44.3%
General and administrative expenses	(20,578)	(15,167)	35.7%	(69,794)	(53,428)	30.6%
Selling expenses	(34,841)	(27,971)	24.6%	(117,662)	(95,058)	23.8%
Other operating income, net	(6,917)	(7,948)	(13.0)%	(18,768)	1,987	(1,044.5)%
Profit from operations before financing and taxation	42,670	56,889	(25.0)%	278,024	189,053	47.1%
Finance income	22,767	9,242	146.3%	36,670	26,054	40.7%
Finance costs	(34,980)	(3,151)	1,010.1%	(151,681)	(213,776)	(29.0)%
Other financial results - Net gain of inflation effects on the monetary items	3,322	4,523	(26.6)%	11,541	12,064	(4.3)%
Financial results, net	(8,891)	10,614	(183.8)%	(103,470)	(175,658)	(41.1)%
Profit before income tax	33,779	67,503	(50.0)%	174,554	13,395	1,203.1%
Income tax benefit/(expense)	24,974	(20,195)	(223.7)%	(43,837)	(12,325)	255.7%
Profit for the period	58,753	47,308	24.2%	130,717	1,070	n . a

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	4Q21	4Q20	Chg %	12M21		12M20	Chg %

Cash flows from operating activities:
Profit for the year	58,753	47,308	24.2%	130,717		1,070	12,116.5%
Adjustments for:
Income tax expense	(24,974)	20,195	(223.7)%	43,837		12,325	255.7%
Depreciation	29,802	37,689	(20.9)%	167,297	1231	140,579	19.0%
Amortization	454	541	(16.1)%	1,631		1,293	26.1%
Depreciation of right of use assets	13,476	10,314	30.7%	49,199		40,820	20.5%
Loss/ (gain) from the disposal of other property items	2,561	(494)	(618.4)%	397		(2,198)	(118.1)%
Gain from the sale of farmland and other assets	—	(16)	n . a	—		(2,064)	(100.0)%
Acquisition of subsidiaries	(10)	554	n . a	(10)		554	(101.8)%
Net loss/(gain)from the fair value adjustment of Investment properties	2,028	464	337.1%	4,331		(1,077)	(502.1)%
Equity settled share-based compensation granted	1,861	1,610	15.6%	6,406		4,316	48.4%
Loss / (gain) from derivative financial instruments and forwards	3,982	8,743	(54.5)%	17,276		10,058	71.8%
Interest, finance cost related to lease liabilities and other financial expense, net	10,725	9,755	9.9%	75,610		47,686	58.6%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(7,429)	(1,747)	325.2%	(11,310)		(32,975)	(65.7)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,614	548	194.5%	4,001		481	731.8%
Provision and allowances	223	101	120.8%	1,146		1,940	(40.9)%
Net gain of inflation effects on the monetary items	(3,322)	(4,523)	(26.6)%	(11,541)		(12,064)	(4.3)%
Foreign exchange (gains)/ losses, net	(9,328)	(14,919)	(37.5)%	(18,939)		109,266	(117.3)%
Cash flow hedge – transfer from equity	8,943	(266)	(3,462.0)%	52,650		24,363	116.1%
Subtotal	89,359	115,857	(22.9)%	512,698		344,373	48.9%

Changes in operating assets and liabilities:
Increase in trade and other receivables	26,331	(13,173)	(299.9)%	(40,449)		(55,233)	(26.8)%
(Increase) / Decrease in inventories	87,550	33,808	159.0%	(102,815)		(30,165)	240.8%
Decrease / (Increase) in biological assets	(78,540)	(48,767)	61.1%	7,597		(10,290)	(173.8)%
Increase in other assets	(315)	(53)	494.3%	(303)		(35)	765.7%
(Increase) / Decrease in derivative financial instruments	(3,919)	1,151	(440.5)%	(29,319)		5,234	(660.2)%
(Decrease) / Increase in trade and other payables	13,133	27,866	(52.9)%	(1,499)		828	(281.0)%
Increase in payroll and social security liabilities	430	1,225	(65)%	4,874		4,120	18.3%
Increase / (Decrease) in provisions for other liabilities	277	(62)	(546.8)%	74		380	(80.5)%
Net cash generated from operating activities before taxes paid	134,306	117,852	14.0%	350,858		259,212	35.4%
Income tax paid	(387)	(437)	(11.4)%	(2,196)		(2,087)	5.2%
Net cash generated from operating activities	133,919	117,415	14.1%	348,662		257,125	35.6%

Cash flows from investing activities:
Purchases of property, plant and equipment	(35,671)	(41,862)	(14.8)%	(199,295)		(168,529)	18.3%
Purchase of cattle and non current biological assets	(3,011)	(2,225)	n . a	(11,776)		(7,339)	60.5%
Purchases of intangible assets	(374)	(282)	32.6%	(1,934)		(1,122)	72.4%
Interest received and others	13,538	9,026	50.0%	16,729		25,421	(34.2)%
Proceeds from disposal of other property items	149	1,374	(89.2)%	2,946		3,482	(15.4)%
Proceeds from the sale of farmland and other assets	—	92	(100.0)%	8,099		16,022	(49.5)%
Proceeds from the sale of subsidiary	10,010	10,149	(1.4)%	10,010		10,149	(1.4)%
Net cash used in investing activities	(15,359)	(23,728)	(35.3)%	(175,221)		(121,916)	43.7%

Cash flows from financing activities:
Proceeds from long-term borrowings	26,672	81,884	(67.4)%	30,972		116,015	(73.3)%
Payments of long-term borrowings	(4,440)	(9,167)	(51.6)%	(108,425)		(34,750)	212.0%
Proceeds from short-term borrowings	68,526	37,030	85.1%	286,115		207,217	38.1%
Payments of short-term borrowings	(165,762)	(77,582)	113.7%	(328,463)		(233,540)	40.6%
Interest paid	(8,637)	(7,925)	9.0%	(53,587)		(60,026)	(10.7)%
Borrowings prepayment related expenses	—	—	n . a	(3,068)		—	n . a
Payment of derivatives financial instruments	113	(1,624)	(107.0)%	2,370		(1,687)	(240.5)%
Lease Payments	(10,956)	(7,206)	52.0%	(62,273)		(40,336)	54.4%
Purchase of own shares	(12,415)	(442)	2,708.8%	(66,463)		(4,365)	1,422.6%
Dividends paid to non-controlling interest	(299)	(1,918)	(84.4)%	(311)		(2,447)	(87.3)%
Net cash used from financing activities	(107,198)	13,050	(921.4)%	(303,133)		(53,919)	462.2%
Net (decrease)/ increase in cash and cash equivalents	11,362	106,737	(89.4)%	(129,692)		81,290	(259.5)%
Cash and cash equivalents at beginning of year	189,703	213,584	(11.2)%	336,282		290,276	15.8%
Effect of exchange rate changes and inflation on cash and cash equivalents	(1,299)	15,961	(108.1)%	(6,824)		(35,284)	(80.7)%
Cash and cash equivalents at end of year	199,766	336,282	(40.6)%	199,766		336,282	(40.6)%

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	December 31, 2021	December 31, 2020	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	1,422,623	1,358,292	4.7%
Right of use assets	260,776	209,694	24.4%
Investment property	32,132	31,179	3.1%
Intangible assets	31,337	26,930	16.4%
Biological assets	19,355	14,725	31.4%
Deferred income tax assets	10,321	19,821	(47.9)%
Trade and other receivables, net	42,231	52,266	(19.2)%
Derivative financial instruments	757	1,951	(61.2)%
Other assets	1,071	809	32.4%
Total Non-Current Assets	1,820,603	1,715,667	6.1%
Current Assets
Biological assets	175,823	150,968	16.5%
Inventories	239,524	133,461	79.5%
Trade and other receivables, net	145,849	145,662	0.1%
Derivative financial instruments	828	151	n . a
Other assets	8	45	(82.2)%
Cash and cash equivalents	199,766	336,282	(40.6)%
Total Current Assets	761,798	766,569	(0.6)%
TOTAL ASSETS	2,582,401	2,482,236	4.0%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	851,060	902,815	(5.7)%
Cumulative translation adjustment	(514,609)	(555,044)	(7.3)%
Equity-settled compensation	16,073	14,795	8.6%
Cash flow hedge	(60,932)	(90,689)	(32.8)%
Other reserves	106,172	83,406	27.3%
Treasury shares	(16,909)	(7,630)	121.6%
Revaluation surplus	289,982	343,570	(15.6)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	115,735	8,671	n . a
Equity attributable to equity holders of the parent	1,011,719	925,041	9.4%
Non-controlling interest	36,111	38,683	(6.6)%
TOTAL SHAREHOLDERS EQUITY	1,047,830	963,724	8.7%
LIABILITIES
Non-Current Liabilities
Trade and other payables	284	290	(2.1)%
Borrowings	705,487	813,464	(13.3)%
Lease liabilities	201,718	159,435	26.5%
Deferred income tax liabilities	265,848	182,377	45.8%
Payrroll and Social liabilities	1,243	1,075	15.6%
Provisions for other liabilities	2,565	2,705	(5.2)%
Total Non-Current Liabilities	1,177,145	1,159,346	1.5%
Current Liabilities
Trade and other payables	168,746	126,315	33.6%
Current income tax liabilities	1,625	760	113.8%
Payroll and social liabilities	25,051	23,333	7.4%
Borrowings	112,164	157,626	(28.8)%
Lease liabilities	45,136	36,337	24.2%
Derivative financial instruments	1,283	13,141	(90.2)%
Provisions for other liabilities	3,421	1,654	106.8%
Total Current Liabilities	357,426	359,166	(0.5)%
TOTAL LIABILITIES	1,534,571	1,518,512	1.1%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,582,401	2,482,236	4.0%